UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76941 / January 21, 2016

Admin. Proc. File No. 3-16920

In the Matter of

ORIENTAL NONFERROUS METALS
    TECHNOLOGY CO., LTD.,
PANTHEON CHINA ACQUISITION CORP.,
QUEEN 1, INC., QUEEN 2, INC., and STAND
INTERNATIONAL HOLDINGS, LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Oriental Nonferrous Metals Technology Co., Ltd.,
Pantheon China Acquisition Corp., Queen 1, Inc., Queen 2, Inc., or Stand International Holdings,
Ltd., and the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Oriental Nonferrous Metals Technology Co., Ltd.,
Pantheon China Acquisition Corp., Queen 1, Inc., Queen 2, Inc., and Stand International
Holdings, Ltd.[2] The order contained in that decision is hereby declared effective. The initial
decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the

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[1]   17 C.F.R. § 201.360(d).

[2]   *Oriental Nonferrous Metals Tech. Co., Ltd., Pantheon China Acquisition Corp., Queen 1,
Inc., Queen 2, Inc., and Stand Int'l Holdings, Ltd.,* Initial Decision Release No. 924 (Dec. 8,
2015), 112 SEC Docket 20, 2015 WL 8274207. The Central Index Key numbers are: 1529067
for Oriental Nonferrous Metals Technology Co., Ltd.; 1367209 for Pantheon China Acquisition
Corp.; 1373763 for Queen 1, Inc.; 1373764 for Queen 2, Inc.; and 1350592 for Stand
International Holdings, Ltd.

registrations of the registered securities of Oriental Nonferrous Metals Technology Co., Ltd., Pantheon China Acquisition Corp., Queen 1, Inc., Queen 2, Inc., and Stand International Holdings, Ltd., are hereby revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:
	:
ORIENTAL NONFERROUS METALS	: INITIAL DECISION MAKING FINDINGS
TECHNOLOGY CO., LTD.,	: AND REVOKING REGISTRATIONS
PANTHEON CHINA ACQUISITION CORP.,	: BY DEFAULT
QUEEN 1, INC., QUEEN 2, INC., and	: December 8, 2015
STAND INTERNATIONAL HOLDINGS, LTD.	:

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement,
                Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Oriental Nonferrous Metals Technology Co., Ltd., Pantheon China Acquisition Corp., Queen 1, Inc., Queen 2, Inc., and Stand International Holdings, Ltd. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission.

I. BACKGROUND

The Commission initiated this proceeding on October 23, 2015, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. The OIP provides that each Respondent's Answer to the OIP is due within ten days of service of the OIP on it. *See* OIP at 3; 17 C.F.R. § 201.220(b). Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by November 2, 2015.[1] None filed an Answer, and each was ordered to show

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[1] Oriental Nonferrous Metals Technology Co., Ltd., a Cayman Islands corporation, was served by USPS Express Mail on its registered agent in the Cayman Islands, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) and the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters, 20 U.S.T. 361, T.I.A.S. 6638, 658 U.N.T.A. 163 (1964). Pantheon China Acquisition Corp., a Delaware corporation, was served with

cause by December 7, 2015, why it should not be deemed to be in default and the registration of its securities revoked. *Oriental Nonferrous Metals Tech. Co., Ltd.*, Admin. Proc. Rulings Release No. 3320, 2015 SEC LEXIS 4717 (A.L.J. Nov. 16, 2015). To date, none has filed an Answer to the OIP or responded to the order to show cause. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Oriental Nonferrous Metals Technology Co., Ltd. (CIK No. 1529067),[2] is a Cayman Islands corporation located in Heilongjiang Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Oriental Nonferrous Metals Technology Co., Ltd., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR[3] registration statement on September 30, 2011.

Pantheon China Acquisition Corp. (CIK No. 1367209) is a merged Delaware corporation located in Beijing, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pantheon China Acquisition Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of over $1.048 million from the company's April 10, 2006, inception to March 31, 2009.

Queen 1, Inc. (CIK No. 1373763), is a Nevada corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Queen 1, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended December 31, 2007, which

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the OIP by personal service on its Delaware registered agents on October 28, 2015, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. C. § 321. Queen 1, Inc., Queen 2, Inc., and Stand International Holdings, Ltd., were each served by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission," in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv).

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. *See Smaller Reporting Company Regulatory Relief and Simplification*, 73 Fed. Reg. 934 (Jan.

reported a net loss of $9,035 for the prior six months, and having never filed a Form 10-K annual report.

Queen 2, Inc. (CIK No. 1373764), is a permanently revoked Nevada corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Queen 2, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2007, which reported a net loss of $9,035 for the prior six months, and having never filed a Form 10-K annual report.

Stand International Holdings, Ltd. (CIK No. 1350592), is a void Delaware corporation located in Hong Kong with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Stand International Holdings, Ltd., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on July 19, 2006, which reported a net loss of $4,000 from the company's December 8, 2005, inception to June 30, 2006.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules thereunder.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Oriental Nonferrous Metals Technology Co., Ltd., is REVOKED;

the REGISTRATION of the registered securities of Pantheon China Acquisition Corp. is REVOKED;

the REGISTRATION of the registered securities of Queen 1, Inc., is REVOKED;

the REGISTRATION of the registered securities of Queen 2, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Stand International Holdings, Ltd., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[5]

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Carol Fox Foelak
Administrative Law Judge

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[5] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).